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                               July 28, 2021

       Subash Menon
       Chief Executive Officer
       Bannix Acquisition Corp.
       300 Tice Boulevard; Suite 315
       Woodcliff Lake, New Jersey 07677

                                                        Re: Bannix Acquisition
Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2021
                                                            File No. 333-253324

       Dear Mr. Menon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. We note your response to prior comment 1; however, it does not appear the cover page was revised to disclose
the grant of warrants to the underwriter. Please revise the cover page to disclose the
grant to I-Bankers of 250,000 warrants (or 287,500 warrants if the underwriters
over-allotment option is exercised in full) upon the closing of this offering.
   2. Please revise to disclose the aggregate number of additional private placement units that will be issued in
settlement of the related party promissory note and loans as disclosed on pages 16 and 102. In
addition, as it appears that certain amounts currently outstanding
 Subash Menon
Bannix Acquisition Corp.
July 28, 2021
Page 2
         under the related party debt will be converted into private placement units upon close of this offering, revise the summary of securities outstanding after the offering to include the number of units/shares to be issued upon such settlement. Also, revise your disclosures on page 16 where you indicate that $1.6 million of loans will be converted into private placement units to state that such amount assumes the underwriter's over-allotment is exercised and to also clarify that a portion of the amount outstanding (as well as a portion of the available credit) will be forfeited upon this offering. Capitalization, page 61

3. Please revise the shares outstanding (as adjusted) to reflect the number of shares that will be issued upon close of this offering for the conversion of the related party loans payable into private placement units and ensure that you appropriately address such adjustment in the introductory paragraph. Similar revisions should be made to your dilution calculations. Also, you refer to $844,519 of related party loans in footnote (1),
         however, on page F-12 you state that the company owed Mr. Yezhutvath $874,519 at June
         21, 2021. Please clarify this apparent inconsistency or revise.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameSubash Menon                                  Sincerely,
Comapany NameBannix Acquisition Corp.
                                                                Division of
Corporation Finance
July 28, 2021 Page 2                                            Office of
Technology
FirstName LastName